UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934




                       AmeriResource Technologies, Inc.
                       --------------------------------
                               (Name of Issuer)


                       Common Stock, par value $0.0001
                       -------------------------------
                        (Title of Class of Securities)


                                  03072A104
                                  ---------
                                (CUSIP Number)


   Delmar Janovec, 4465 South Jones Blvd., Suite 1, Las Vegas, Nevada 89103
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                (Name, address and telephone number of person
              authorized to receive notices and communications)


                               October 31, 2000
                               ----------------
            (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (   ).



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




                                 SCHEDULE 13D
CUSIP No. 03072A104                                                  Page 2 of 7

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1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Delmar Janovec

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2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP    (A) (  )
                                                                  (B) (X)

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3)  SEC USE ONLY

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4)  SOURCE OF FUNDS

                                      OO
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)[   ]


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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)  SOLE VOTING POWER
                                                                      38,401,361
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8)  SHARED VOTING POWER
                                                                               0
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9)  SOLE DISPOSITIVE POWER
                                                                      38,401,361
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10)  SHARED DISPOSITIVE POWER
                                                                               0
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  38,401,361

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
                                     ( )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    5.776%

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14)  TYPE OF REPORTING PERSON
                                      IN

Item 1.     Security and Issuer

This statement relates to the common stock, par value $0.0001 ("Common Stock"), of AmeriResource Technologies, Inc., a Delaware corporation with principal executive offices at 4465 South Jones Blvd., Suite 1, Las Vegas, Nevada 89103 (the "Company").

Item 2.     Identity and Background

This statement is filed by Delmar Janovec ("Janovec") who is a citizen of the United States. Janovec's business address is 4465 South Jones Blvd., Suite 1, Las Vegas, Nevada 89103, and his principal business is providing engineering, construction and general business consulting services. Janovec has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. During the last five years, Janovec has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3.     Source and Amount of Funds or Other Consideration

This schedule relates only to Janovec's aggregate sales of 5,700,000 shares of Common Stock between September 15, 2000 through October 31, 2000 into the common stock's public trading market.

Item 4.     Purpose of Transaction

Janovec effected the sales to diversify his investment portfolio and liquidate a portion of his holdings. No other motives, plans or proposals underlie this transaction.

Item 5.     Interest in Securities of the Issuer

After giving effect to the sales, which were Janovec's only transactions involving the Common Stock between September 15, 2000 and October 31, 2000, the aggregate number and percentage of class of securities identified pursuant to
Item 1 beneficially owned by Janovec may be found in rows 11 and 13 of the cover page.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.



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


Item 7.     Material to Be Filed as Exhibits.

Not applicable.

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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:
     --------------------------------------------


/s/ Delmar Janovec
Delmar Janovec





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